Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-108067
Supplement dated March 6, 2007)

$500,000,000 of 5.375% Senior Notes due March 15, 2017
FINAL TERM SHEET
March 6, 2007

Issuer:	The Hartford Financial Services Group, Inc.

Security:	SEC Registered Senior Unsecured Notes

Specified Currency:	U.S. Dollars

Principal Amount:	$500,000,000

Trade Date:	March 6, 2007

Settlement Date (T+3):	March 9, 2007

Final Maturity:	March 15, 2017

Interest Rate:	5.375%

Benchmark Treasury:	4.625% UST due February 15, 2017

Benchmark Treasury Price:	100-24

Benchmark Treasury Yield:	4.53%

Spread to Treasury:	+88 bps

Public Offering Price:	99.731% Per Note

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, commencing September 15, 2007

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+ 15 bps

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	416515AT1

Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 877-858-5407 or by calling J.P. Morgan Securities Inc. collect at 212-834-4533.